Exhibit 99.3

December 14, 2018

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

RE:	Shopify Inc.
Re:	Prospectus Supplement dated December 14, 2018 to the Short Form Base Shelf Prospectus dated August 3, 2018

We refer to the prospectus supplement dated December 14, 2018 to the short form base shelf prospectus dated August 3, 2018 (the “Prospectus Supplement”) of Shopify Inc. relating to an offering of Class A Subordinate Voting Shares.

We hereby consent to the reference to our name on the face page and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to the reference to our name and opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinions referred to above or that are within our knowledge as a result of services we performed in connection with the preparation of such opinions.

Yours very truly,

(Signed) Blake, Cassels & Graydon LLP